Rule 17g-1 - Bonding of Officers and Employees of
Registered Management Investment Companies

17g-1(g)(1)(ii)(c): Statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond:



J.P. Morgan Fleming Series Trust   $  900,000
J.P. Morgan Series Trust II        $  900,000
JPMorgan Institutional Trust	   $  2,100,000




The premium for the joint insured bond has been paid for the period December 17, 2006 to December 17, 2007.